July 1, 2022

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Cara Wirth

Mara Ransom

Re:	Swvl Holdings Corp
Amendment No. 2
Registration Statement on Form F-1
Filed June 24, 2022
File No. 333-264418

Ladies and Gentlemen:

This letter is submitted on behalf of Swvl Holdings Corp (the “Company”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated July 1, 2022 (the “Comment Letter”) with respect to the above referenced amendment to the registration statement on Form F-1 filed with the Commission on June 24, 2022 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, the Company is filing Amendment No. 3 to the Registration Statement (the “Amendment No. 3”), which will include changes in response to the Staff’s comments.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form F-1 Filed June 24, 2022

General

1.

We note that paragraph 2.14 of the legal opinion filed as exhibit 5.1 assumes that the company is authorized to issue a certain number of shares, which is an impermissible assumption under Section II.B.3.a. of Staff Legal Bulletin No. 19. Please have counsel revise its opinion to remove this assumption.

Response: The Company has revised Exhibit 5.1 to address the Staff’s comment.

*        *        *

Should you have any questions or comments with respect to Amendment No. 3 or this letter, please contact Nicholas A. Dorsey at 212-474-1764.

Sincerely, /s/ Nicholas A. Dorsey
Nicholas A. Dorsey

Copy to:

Mostafa Kandil

    Youssef Salem

        Swvl Holdings Corp

            The Offices 4, One Central

                Dubai World Trade Centre

                    Dubai, UAE

VIA E-MAIL

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